SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)

Update in relation to Bank of Ireland's EU Restructuring and Viability Plan
02 August 2011

On 9 May 2011, Bank of Ireland announced the sale of its US based foreign currency business, Foreign Currency Exchange Corporation, Inc. ("FCE") to Wells Fargo Bank N.A ("Wells Fargo") which was conditional on certain regulatory approvals.

All conditions have now been satisfied and the sale, which has been effected by means of an asset sale of FCE's US business to Wells Fargo, has been completed.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 02 August 2011